SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
400 North Roxbury Drive, Sixth Floor
Beverly Hills, California 90210
(Full title of the plan and the address of the plan)

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 3 0 2006
WASH. D.C.
213

PROCESSED
JUL 2 0 2006
THOMSON FINANCIAL

CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

06040908

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 29, 2006

By: ______________________
Michael Nunnelee, Senior Vice President

Index to Exhibits

Exhibit No.	Exhibit	Page No.
1.	Consent of KPMG LLP	3.
2.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA	4.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Consent of Independent Registered Public Accounting Firm

The Board of Directors
City National Corporation:

We consent to incorporation by reference in the registration statement (No. 33-56632), on Form S-8 of City National Corporation and the City National Corporation Profit Sharing Plan of our report dated June 8, 2006, with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 27, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Index

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits – December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2005 and 2004	3
Notes to Financial Statements	4
Supplemental Schedule	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2005	10

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
June 8, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Investments, at fair value:		
Cash and cash equivalents	$ 22,514,521	19,826,992
Mutual funds	165,644,227	141,897,290
Common stock	75,514,529	70,043,089
Preferred stock	21,459	—
Government and agency securities	61,595	63,905
Corporate debt	78,577	84,741
Partnerships	91,112	94,943
Common collective trusts	11,207	—
Participant loans	6,147,789	5,414,846
Total investments	270,085,016	237,425,806
Receivables:		
Employer contribution	13,135,973	11,985,137
Accrued interest	70,372	25,735
Total receivables	13,206,345	12,010,872
Net assets available for benefits	$ 283,291,361	249,436,678

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributable to:		
Investment income:		
Interest	$ 883,415	433,233
Dividends	1,447,997	1,267,699
Net appreciation in fair value of investments	11,920,992	24,100,551
Total investment income	14,252,404	25,801,483
Contributions:		
Employer	15,931,874	14,653,486
Participants	15,740,744	13,847,156
Total contributions	31,672,618	28,500,642
Total additions	45,925,022	54,302,125
Deductions from net assets attributable to:		
Benefits paid to participants	11,993,186	11,052,447
Deemed distributions of loans	25,320	24,183
Administrative expenses	51,833	46,591
Total deductions	12,070,339	11,123,221
Increase in net assets	33,854,683	43,178,904
Net assets available for benefits:		
Beginning of the year	249,436,678	206,257,774
End of the year	$ 283,291,361	249,436,678

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Corporation (the Sponsoring Employer) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee is presently comprised of four officers of the Sponsoring Employer and City National Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are based on a percentage of the Company's consolidated net profits, as defined, reduced by matching contributions made for such Plan year (which are not made by forfeitures) and subject to certain limitations based on participant eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $14,000 and $13,000 for 2005 and 2004, respectively. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched "catch-up" deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $4,000 and $3,000 for 2005 and 2004, respectively. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c) Participant Accounts

Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(Continued)

(d) ***Vesting***

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant's normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to Participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $12,012 and $326,125, respectively. During 2005 and 2004, the total amount forfeited was $637,074 and $1,000,413, respectively. During 2005 and 2004, $953,175 and $687,378, respectively, were used to offset matching contributions. The remainder was used in accordance with the provisions of the Plan.

(e) ***Benefit Payments***

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

In general, for distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant's election and Plan provisions.

(f) Participant Loans

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of fifteen (15) years. Principal and interest are paid ratably through payroll deductions.

(g) Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(h) Plan Amendments

The Plan was amended effective January 1, 2005 to: (1) comply with Internal Revenue Code regarding automatic rollover to an individual retirement account of distributions greater than $1,000 and no more than $5,000 where the participant has not provided distribution instructions; (2) modify the definition of compensation for purposes of determining the 2005 plan year profit sharing contribution due to changes in the Plan Sponsor's payroll practices for nonexempt colleagues; (3) modify the method for applying forfeitures to allow their use for contributions required to be made by the Employer due to colleagues returning from military service and to correct administrative errors; (4) clarify that the available source of funds for hardship distributions includes rollover contributions; and (5) modify the definition of highly compensated employee to correct a clerical error from a previous amendment of the Plan.

(2) Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) *Investments*

Publicly traded securities are carried at fair value based on the published market quotations. The Plan's investment in the CNI Charter Funds Prime Money Market Fund and participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a settlement-date basis. Dividends are recorded on the payable date.

(d) *Payment of Participant Benefits*

Participant benefits are recorded when paid.

(e) *Administrative Expenses*

Administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees, which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions.

(f) *Risks and Uncertainties*

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(g) *Concentration of Credit Risk*

Investment in the common stock of City National Corporation comprises approximately 27% and 28% of the Plan's investments as of December 31, 2005 and 2004, respectively.

(3) Investments

The following table presents the fair value of investments as of December 31, 2005 and 2004, with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment		2005	2004
City National Corporation common stock	$	72,204,353	66,192,338
CNI Charter Funds Prime Money Market Fund		20,964,751	19,058,437
Dreyfus S&P 500 Index Fund #078		18,573,654	16,360,736
Dreyfus Premier Core Value A312		—*	12,837,100
AIM Intermediate Government A #1560		16,818,373	14,526,692
Columbia Acorn Fund CL Z #492		16,171,809	12,383,399*
CNI Charter Large Cap Value Equity – Instl #253		15,134,498	571,640*
All other investments less than 5%		110,217,578	95,495,464
Total	$	270,085,016	237,425,806

* Less than 5%, included for comparative purposes.

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) on mutual funds, common and preferred stock, and government and agency securities appreciated in value by $11,920,992 and $24,100,551, respectively, as follows:

Investment		2005	2004
Mutual funds	$	10,206,770	15,786,085
Common stock		1,630,205	8,315,397
Preferred stock		(959)	45
Government and agency securities		(2,310)	6,034
Corporate debt		(6,164)	(642)
Partnership		4,076	(1,337)
Common collective trust		24	—
Other		89,350	(5,031)
Total	$	11,920,992	24,100,551

(4) Party-in-Interest Transactions

Certain Plan investments are shares of CNI Charter Funds managed by City National Asset Management, Inc. (CNAM) and shares of common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the Plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions.

(5) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		Current value
Cash and cash equivalents:				
Principal cash*	Cash	no shares		$ 671,547
CNI Charter Funds*	Cni Charter Prime Mny Mkt Inst Fund	792,553	shares	792,553
CNI Charter Funds*	Cni Charter Prime Mny Mkt Inst #240	20,964,751	shares	20,964,751
Goldman Sachs Finl S	Goldman Sachs Finl Sqr Treas Fd#506	85,670	shares	85,670
	Total cash and cash equivalents			22,514,521
Mutual funds:				
ACM	Acm Income Fd Inc Com	5,900	shares	48,852
AIM	Aim Intermediate Government A # 1560	1,933,146	shares	16,818,373
Allianz	Allianz Rcm Global Hlthcare Fd Cl A	118	shares	2,624
Allianz	Allianz Rcm Global Tech Fd Cl D	314	shares	12,127
American Century	Amer Cent Intl Growth Fd Inv Cl#41	1,353,159	shares	13,653,377
American	American Balanced Fund Cl R-4	65,264	shares	1,161,702
American	American Capital World Bond Fd #31	566	shares	10,469
American	American/Invest Co of America B 204	1,853	shares	57,873
Arbitrage	Arbitrage Fund (The)	414	shares	5,062
Calamos	Calamos Growth Fd Cl A# 606	160,856	shares	8,856,719
Clipper	Clipper Fund #26	351	shares	30,944
Clipper	Clipper Fund #26	442	shares	38,946
CNI Charter Funds*	CNI Charter Aha Divers Equity Cl A	485	shares	8,248
CNI Charter Funds*	CNI Charter Aha Social Res Eqty Fd-A	787	shares	8,100
CNI Charter Funds*	CNI Charter Corp Bond Fd-Instl #255	33,425	shares	341,272
CNI Charter Funds*	CNI Charter Govt Bd Fd-Instl Cl #256	46,524	shares	480,594
CNI Charter Funds*	CNI Charter High Yld Bd Fd-Instl#251	127,457	shares	1,140,737
CNI Charter Funds*	CNI Charter Lg Cap Val Eqty-Inst#253	1,613,486	shares	15,134,498
CNI Charter Funds*	CNI Charter Lge Cap Gwth- Instl #254	139,204	shares	1,044,028
CNI Charter Funds*	CNI Charter Rcb Small Cap Vlu-Instl	104,018	shares	2,886,497
CNI Charter Funds*	CNI Charter Tech Growth Instl #257	98,873	shares	405,377
Columbia	Columbia Acorn Fund Cl Z #492	574,079	shares	16,171,809
Credit Suisse	Credit Suisse Cap Appreciation Fd	632,041	shares	10,927,986
Dodge & Cox	Dodge & Cox Balanced Fd #146	539	shares	43,826
Dodge & Cox	Dodge & Cox Intl Stock Fd 1048	332	shares	11,614
Dodge & Cox	Dodge & Cox Intl Stock Fd 1048	181	shares	6,324
Dodge & Cox	Dodge & Cox Intl Stock Fd 1048	288	shares	10,093
Dodge & Cox	Dodge & Cox Stock Fund #145	285	shares	39,171
Dreyfus	Dreyfus Midcap Index Fund# 113	33,113	shares	925,164
Dreyfus	Dreyfus Prem Emerg Mkts Fd Cl A #327	1,188	shares	25,680
Dreyfus	Dreyfus Premier Core Bond Fd A #031	755,787	shares	10,807,760
Dreyfus	Dreyfus Prmr Small Cap Val Fd A#148	497,851	shares	10,683,885
Dreyfus	Dreyfus S & P 500 Index Fd #078	510,967	shares	18,573,654
Dreyfus	Dreyfus Small Cap Stock Index Fd #77	266,201	shares	5,707,352
Fidelity	Fidelity Adv High Inc Adva Fd T #165	980,922	shares	9,573,798
Fidelity	Fidelity Advisor Technology Fd T192	336,712	shares	5,720,732
Fidelity	Fidelity Leveraged Co Stock Fd	426	shares	11,078
Fidelity	Fidelity Select Electronics Port #08	280	shares	12,261
First Eagle	First Eagle Global Fd Cl A # 801	532	shares	22,382
First Eagle	First Eagle Global Fd Cl A # 801	134	shares	5,639
First Eagle	First Eagle Global Fd Cl A # 801	53	shares	2,235
Franklin Templeton	Franklin Templeton Dev Mkts A #711	348,755	shares	8,167,848
Franklin Templeton	Franklin-Temple Global Bd Fd-A 406	425,220	shares	4,384,020
Goldman Sachs	Goldman Sachs Mid Cap Value Fd-A 078	23,740	shares	830,903
Harbor	Harbor Bond Fund- Instl #14	664	shares	7,718
Ishares	Ishares Cohen & Steers Rlty Maj Idx	95	shares	7,110
Ishares	Ishares Lehman 7-10 Yr Treas Bond Fd	60	shares	5,035
Ishares	Ishares Msci Mexico Index Fund Sbi	2,000	shares	71,420
Ishares	Ishares S & P Small Cap 600 Index	1,350	shares	78,030
Jennison	Jennison Health Sciences Fd-A 550	155	shares	3,140
Masters	Masters Select Smaller Co.Fd# 308	81	shares	1,143
Meridian	Meridian Growth Fund# 075	303	shares	11,078
Meridian	Meridian Value Fund # 076	1,100	shares	38,093
Nasdaq	Nasdaq-100 Tracking Stock Fd Sbi	175	shares	7,072
Nasdaq	Nasdaq-100 Tracking Stock Fd Sbi	80	shares	3,233
Oakmark	Oakmark Equity & Income Fd #810	1,456	shares	36,360
Oakmark	Oakmark Global Fund Cl I #1674	823	shares	19,321
Pimco	Pimco Commod Realreturn Stratg-D 377	1,257	shares	18,584
Pimco	Pimco Commodity Rl Ret Strat-C 277	2,703	shares	39,630
Pimco	Pimco Foreign Bond Fund Cl D # 307	1,028	shares	10,707

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares			Current value
Pimco	Pimco Real Return Fd Cl A 010	1,446	shares	$	16,019
Rydex	Rydex S&P Equal Weighted Index Sbi	737	shares		122,291
SPDR	S & P 400 Mid-cap Dep Rcpt (Spdr)	600	shares		80,814
SPDR	S & P 500 Dep Rcpt (Spdr)	30	shares		3,735
Salomon Bros	Salomon Bros Capital Fd-C # 310	3,241	shares		90,108
SSGA	Ssga Yield Plus Fund# 342	2,601	shares		25,882
T Rowe Price	T Rowe Price Emerging Mkts Stk #111	195	shares		4,996
T Rowe Price	T Rowe Price Equity Income Fd #71	2,348	shares		60,865
T Rowe Price	T Rowe Price Intl Bd Fund #76	1,036	shares		9,739
Tweedy Browne	Tweedy Browne Global Value Fd# 001	487	shares		12,852
WA/Claymore	Wa/claymore Us Treas Infl Protec Sbi	2,700	shares		32,427
Miscellaneous	Other assets	84,949	shares		15,192
	Total mutual funds				165,644,227
Common stock:					
8X8 Inc New Com	8x8 Inc New Com	675	shares		1,249
99 Cents Only Stores	99 Cents Only Stores Com	750	shares		7,845
Aastrom Biosciences	Aastrom Biosciences Inc Com	5,000	shares		10,550
Abb Ltd Spons Adr	Abb Ltd Spons Adr	2,500	shares		24,300
Accelrys Inc Com	Accelrys Inc Com	100	shares		803
Accelrys Inc Com	Accelrys Inc Com	600	shares		4,818
Acco Brands Corp Com	Acco Brands Corp Com	21	shares		514
Adesa Inc Com	Adesa Inc Com	700	shares		17,094
Aes Corp Com	Aes Corp Com	1,200	shares		18,996
Aflease Gold & Urani	Aflease Gold & Uranium Res Ltd Adr	75	shares		703
Agere Systems Inc Co	Agere Systems Inc Com	5	shares		65
Akamai Tech Inc Com	Akamai Tech Inc Com	100	shares		1,993
Alleghany Corp Del C	Alleghany Corp Del Com	80	shares		22,720
Alliant Techsystems	Alliant Techsystems Inc Com	150	shares		11,425
Allscripts Healthcar	Allscripts Healthcare Solutions Com	100	shares		1,340
Allscripts Healthcar	Allscripts Healthcare Solutions Com	1,000	shares		13,400
Altria Group Inc Com	Altria Group Inc Com	20	shares		1,494
Amdocs Ltd Adr	Amdocs Ltd Adr	100	shares		2,750
America Movil S A De	America Movil S A De C V Adr Ser L	50	shares		1,463
American Express Co	American Express Co Com	300	shares		15,438
American Intl Group	American Intl Group Inc Com	200	shares		13,646
American Intl Group	American Intl Group Inc Com	500	shares		34,115
American Reprographi	American Reprographics Co Com	750	shares		19,057
American Software In	American Software Inc Cl A	1,000	shares		6,538
Ameriprise Financial	Ameriprise Financial Inc Com	400	shares		16,400
Ameritrade Holding C	Ameritrade Holding Corp New Com	100	shares		2,400
Amgen Inc Com	Amgen Inc Com	100	shares		7,886
Amgen Inc Com	Amgen Inc Com	50	shares		3,943
Apache Corp Com	Apache Corp Com	240	shares		16,445
Apollo Group Inc Cl	Apollo Group Inc Cl A	120	shares		7,255
Aquila Inc Del New C	Aquila Inc Del New Com	18	shares		65
Aradigm Corp Com	Aradigm Corp Com	450	shares		329
Aradigm Corp Com	Aradigm Corp Com	500	shares		365
Ariba Inc Com New	Ariba Inc Com New	8	shares		59
Artistdirect Inc New	Artistdirect Inc New Com	80	shares		264
At & T Inc Com	At & T Inc Com	130	shares		3,176
Atari Inc Com	Atari Inc Com	1,000	shares		1,080
Ati Technologies Inc	Ati Technologies Inc Com	250	shares		4,248
Atlas America Inc Co	Atlas America Inc Com	50	shares		3,011
Avaya Inc Com	Avaya Inc Com	1	shares		11
Avaya Inc Com	Avaya Inc Com	16	shares		171
Avid Tech Inc Com	Avid Tech Inc Com	130	shares		7,119
Avid Tech Inc Com	Avid Tech Inc Com	8	shares		438
Avid Tech Inc Com	Avid Tech Inc Com	50	shares		2,738
Baidu.com Inc Adr	Baidu.com Inc Adr	35	shares		2,202
Bakbone Software Inc	Bakbone Software Inc Com Vtg Shs	1,000	shares		1,755
Bank of America Corp	Bank of America Corp Com	40	shares		1,846
Bausch & Lomb Inc Co	Bausch & Lomb Inc Com	100	shares		6,790
Bear Stearns Co Inc	Bear Stearns Co Inc Com	110	shares		12,708
Beckman Coulter Inc	Beckman Coulter Inc Com	310	shares		17,639
Bed Bath & Beyond In	Bed Bath & Beyond Inc Com	2,000	shares		72,300
Berkshire Hathaway I	Berkshire Hathaway Inc Cl B	4	shares		11,742
Berkshire Hathaway I	Berkshire Hathaway Inc Cl B	10	shares		29,355

(Continued)

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares			Current value
Berkshire Hathaway I	Berkshire Hathaway Inc Cl B	12	shares	$	35,226
Biocurex Inc Com	Biocurex Inc Com	9,500	shares		8,170
Boyd Gaming Corp Com	Boyd Gaming Corp Com	50	shares		2,383
Bristol West Hldgs I	Bristol West Hldgs Inc Com	23	shares		438
Calamp Corp Com	Calamp Corp Com	50	shares		525
Calpine Corp Com	Calpine Corp Com	25,000	shares		5,200
Capstone Turbine Cor	Capstone Turbine Corp Com	5,000	shares		14,950
Captiva Software Cor	Captiva Software Corp Com	100	shares		2,223
Cardiac Science Corp	Cardiac Science Corp Com	100	shares		905
Cbot Holdings Inc Cl	Cbot Holdings Inc Cl A	10	shares		938
Cce Spinco Inc Com	Cce Spinco Inc Com	1	shares		7
Cendant Corp Com	Cendant Corp Com	560	shares		9,660
Champps Entertainment	Champps Entertainment Inc Com	200	shares		1,292
Cigna Corp Com	Cigna Corp Com	300	shares		33,510
Cisco Systems Inc Co	Cisco Systems Inc Com	200	shares		3,424
Cisco Systems Inc Co	Cisco Systems Inc Com	300	shares		5,136
Cisco Systems Inc Co	Cisco Systems Inc Com	100	shares		1,712
Cisco Systems Inc Co	Cisco Systems Inc Com	80	shares		1,370
Citigroup Inc Com	Citigroup Inc Com	200	shares		9,706
Clear Channel Commun	Clear Channel Communications Inc Com	900	shares		28,305
Clinical Data Inc Co	Clinical Data Inc Com	260	shares		4,550
Cmgi Inc Com	Cmgi Inc Com	100	shares		151
Cognizant Technology	Cognizant Technology Solutions Cl A	50	shares		2,513
Comcast Corp New Cl	Comcast Corp New Cl A	1,400	shares		36,288
Comcast Corp New Spe	Comcast Corp New Special Cl A Non-Vt	500	shares		12,845
Comtech Telecommunic	Comtech Telecommunications Corp Com	110	shares		3,360
Conagra Foods Inc Co	Conagra Foods Inc Com	800	shares		16,224
Conseco Inc Com New	Conseco Inc Com New	1,400	shares		32,438
Constellation Brands	Constellation Brands Inc Cl A	410	shares		10,754
Constellation Energy	Constellation Energy Group Inc Com	190	shares		10,944
Cooper Tire & Rubber	Cooper Tire & Rubber Co Com	500	shares		7,660
Corinthian Colleges	Corinthian Colleges Inc Com	247	shares		2,907
Csx Corp Com	Csx Corp Com	140	shares		7,108
Cummins Engine Inc C	Cummins Engine Inc Com	5	shares		449
Cvs Corp Com	Cvs Corp Com	420	shares		11,096
D R Horton Inc Com	D R Horton Inc Com	25	shares		893
Danaher Corp Com	Danaher Corp Com	150	shares		8,367
Deep Rock Oil & Gas	Deep Rock Oil & Gas Inc Com	1,075	shares		279
Dell Inc Com	Dell Inc Com	60	shares		1,797
Dell Inc Com	Dell Inc Com	100	shares		2,995
Devon Energy Corp Ne	Devon Energy Corp New Com	20	shares		1,251
Dhb Industries Inc C	Dhb Industries Inc Com	9,000	shares		40,230
Digital Insight Corp	Digital Insight Corp Com	50	shares		1,601
Directv Group Inc/Th	Directv Group Inc/The Com	1,900	shares		26,828
Dow Jones & Co Inc C	Dow Jones & Co Inc Com	400	shares		14,196
Du Pont E I De Nemou	Du Pont E I De Nemours & Co Com	100	shares		4,250
Dynegy Inc New Cl A	Dynegy Inc New Cl A	2,000	shares		9,680
Ebay Inc Com	Ebay Inc Com	100	shares		4,322
Equifax Inc Com	Equifax Inc Com	800	shares		30,416
Exxon Mobil Corp Com	Exxon Mobil Corp Com	100	shares		5,617
Exxon Mobil Corp Com	Exxon Mobil Corp Com	1,175	shares		66,000
Exxon Mobil Corp Com	Exxon Mobil Corp Com	50	shares		2,809
Fairfax Financial Hl	Fairfax Financial Hldgs Ltd Cdn Com	51	shares		7,283
Fairfax Financial Hl	Fairfax Financial Hldgs Ltd Cdn Com	80	shares		11,469
Federated Dept Store	Federated Dept Stores Inc Com	320	shares		21,226
Fei Co Com	Fei Co Com	200	shares		3,834
Firstenergy Corp Com	Firstenergy Corp Com	250	shares		12,247
Fiserv Inc Com	Fiserv Inc Com	350	shares		15,144
Ford Motor Co Del Co	Ford Motor Co Del Com New	300	shares		2,316
Fortune Brands Inc C	Fortune Brands Inc Com	90	shares		7,022
Fremont Gen Corp Com	Fremont Gen Corp Com	16	shares		372
Gamestop Corp New Cl	Gamestop Corp New Cl A	150	shares		4,773
Gasco Energy Inc Com	Gasco Energy Inc Com	1,000	shares		6,530
Genentech Inc Com	Genentech Inc Com	50	shares		4,625
Genentech Inc Com	Genentech Inc Com	100	shares		9,250
General Electric Co	General Electric Co Com	300	shares		10,515
General Electric Co	General Electric Co Com	100	shares		3,505
General Electric Co	General Electric Co Com	200	shares		7,010

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		Current value
General Motors Corp	General Motors Corp Com	100	shares	$ 1,942
Genta Inc Com	Genta Inc Com	2,500	shares	3,650
Geron Corp Com	Geron Corp Com	3,400	shares	29,274
Google Inc Cl A	Google Inc Cl A	5	shares	2,074
Google Inc Cl A	Google Inc Cl A	100	shares	41,486
Google Inc Cl A	Google Inc Cl A	26	shares	10,786
Grey Wolf Inc Com	Grey Wolf Inc Com	3,000	shares	23,190
Grey Wolf Inc Com	Grey Wolf Inc Com	110	shares	850
Grupo Aeroportuario	Grupo Aeroportuario Del Sur S A Adr	50	shares	1,617
Halozyme Therapeutic	Halozyme Therapeutics Inc Com	27,150	shares	49,413
Hancock Fabrics Inc	Hancock Fabrics Inc Del Com	17	shares	69
Health Mgmt Associat	Health Mgmt Associates Inc Cl A	1,010	shares	22,180
Hilb Rogal & Hamilto	Hilb Rogal & Hamilton Co Com	600	shares	23,106
Home Depot Inc Com	Home Depot Inc Com	100	shares	4,048
Home Depot Inc Com	Home Depot Inc Com	440	shares	17,811
Honeywell Intl Inc C	Honeywell Intl Inc Com	100	shares	3,725
Hydril Co Com	Hydril Co Com	50	shares	3,130
Immunicon Corp Del C	Immunicon Corp Del Com	4,000	shares	13,720
Informatica Corp Com	Informatica Corp Com	50	shares	600
Infospace Inc Com Ne	Infospace Inc Com New	3,000	shares	77,460
Intel Corp Com	Intel Corp Com	500	shares	12,480
Intel Corp Com	Intel Corp Com	200	shares	4,992
Intel Corp Com	Intel Corp Com	300	shares	7,488
Intel Corp Com	Intel Corp Com	50	shares	1,248
Intel Corp Com	Intel Corp Com	650	shares	16,224
Interwoven Inc Com	Interwoven Inc Com	125	shares	1,059
Interwoven Inc Com	Interwoven Inc Com	31	shares	263
J2 Global Communs In	J2 Global Communs Inc Com New	180	shares	7,693
Jack in the Box Inc	Jack in the Box Inc Com	25	shares	873
Jacuzzi Brands Inc C	Jacuzzi Brands Inc Com	1,900	shares	15,960
Jds Uniphase Corp Co	Jds Uniphase Corp Com	300	shares	708
Jds Uniphase Corp Co	Jds Uniphase Corp Com	5,100	shares	12,036
Johnson & Johnson Co	Johnson & Johnson Com	1,000	shares	60,100
Johnson & Johnson Co	Johnson & Johnson Com	200	shares	12,020
Johnson & Johnson Co	Johnson & Johnson Com	100	shares	6,010
Jpmorgan Chase & Co	Jpmorgan Chase & Co Com New	900	shares	35,721
Kimberly Clark Corp	Kimberly Clark Corp Com	200	shares	11,930
Knova Software Inc C	Knova Software Inc Com	60	shares	153
Korea Elec Pwr Corp	Korea Elec Pwr Corp Spons Adr	1,000	shares	19,490
Kt Corporation Spons	Kt Corporation Spons Adr	20	shares	431
L-3 Communications H	L-3 Communications Hldgs Inc Com	260	shares	19,331
Laserscope Com	Laserscope Com	80	shares	1,797
Lehman Brothers Hold	Lehman Brothers Holdings Inc Com	110	shares	14,099
Level 3 Communicatio	Level 3 Communications Inc Com	3,000	shares	8,610
Lions Gate Entertain	Lions Gate Entertainment Corp Com	1,000	shares	7,680
Lockheed Martin Corp	Lockheed Martin Corp Com	120	shares	7,636
Lsi Logic Corp Com	Lsi Logic Corp Com	100	shares	800
Lucent Technologies	Lucent Technologies Inc Com	200	shares	532
Lucent Technologies	Lucent Technologies Inc Com	5,000	shares	13,300
Lucent Technologies	Lucent Technologies Inc Com	250	shares	665
Manulife Financial C	Manulife Financial Corp Com	260	shares	15,288
Mattel Inc Com	Mattel Inc Com	900	shares	14,238
Maytag Corp Com	Maytag Corp Com	400	shares	7,528
Mcdata Corp Cl A	Mcdata Corp Cl A	1	shares	4
Mega Uranium Ltd Com	Mega Uranium Ltd Com	5,000	shares	20,776
Merck & Co Inc Com	Merck & Co Inc Com	300	shares	9,543
Meridian Resource Co	Meridian Resource Corp Com	5,000	shares	21,000
Mgp Ingredients Inc	Mgp Ingredients Inc Com	33	shares	389
Microsoft Corp Com	Microsoft Corp Com	1,000	shares	26,149
Microsoft Corp Com	Microsoft Corp Com	50	shares	1,308
Microsoft Corp Com	Microsoft Corp Com	200	shares	5,230
Microsoft Corp Com	Microsoft Corp Com	100	shares	2,615
Microsoft Corp Com	Microsoft Corp Com	420	shares	10,983
Mine Safety Applianc	Mine Safety Appliances Co Com	57	shares	2,064
Montpelier Re Holdin	Montpelier Re Holdings Ltd Adr	1,000	shares	18,900
Morgan Stanley Dean	Morgan Stanley Dean Witter & Co Com	40	shares	2,270
Nabors Industries Lt	Nabors Industries Ltd Com	190	shares	14,392
Nasdaq Stock Market	Nasdaq Stock Market Inc Com	4,200	shares	147,756

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares			Current value
Nastech Pharmaceutic	Nastech Pharmaceutical Co Inc Com	400	shares	$	5,888
National Quality Car	National Quality Care Inc Com	10,000	shares		6,200
National Quality Car	National Quality Care Inc Com	10,000	shares		6,200
Nbty Inc Com (Nature	Nbty Inc Com (Natures Bounty)	600	shares		9,750
Nektar Therapeutics	Nektar Therapeutics Com	13	shares		214
Nektar Therapeutics	Nektar Therapeutics Com	200	shares		3,292
Neoware Inc Com	Neoware Inc Com	70	shares		1,631
Network Appliance In	Network Appliance Inc Com	50	shares		1,350
Nic Inc Com	Nic Inc Com	2,500	shares		15,400
Nokia Corp Spons Adr	Nokia Corp Spons Adr	840	shares		15,372
Nortel Networks Corp	Nortel Networks Corp New Com	50	shares		153
Nortel Networks Corp	Nortel Networks Corp New Com	300	shares		918
Northwest Airls Corp	Northwest Airls Corp Cl A Com	1,000	shares		540
Nve Corp Com New	Nve Corp Com New	500	shares		7,300
Nvidia Corp Com	Nvidia Corp Com	100	shares		3,656
Occidental Petroleum	Occidental Petroleum Corp Com	50	shares		3,994
Omnicare Inc Com	Omnicare Inc Com	230	shares		13,161
One Voice Technologi	One Voice Technologies Inc Com	2,000	shares		45
Opsware Inc Com	Opsware Inc Com	1,000	shares		6,790
Oracle Corp Com	Oracle Corp Com	200	shares		2,442
Oracle Corp Com	Oracle Corp Com	40	shares		488
Oracle Corp Com	Oracle Corp Com	1,000	shares		12,210
Oscient Pharmaceutic	Oscient Pharmaceuticals Corp Com	1,300	shares		2,951
Oshkosh Truck Corp C	Oshkosh Truck Corp Com	240	shares		10,702
Palm Inc Com	Palm Inc Com	4	shares		127
Par Pharmaceutical C	Par Pharmaceutical Cos Inc Com	500	shares		15,670
Patriot Scientific C	Patriot Scientific Corp Com	20,000	shares		1,720
Peco Ii Inc Com	Peco Ii Inc Com	25	shares		45
Peregrine Pharmaceut	Peregrine Pharmaceuticals Inc Com	6,500	shares		6,045
Petrochina Co Ltd Sp	Petrochina Co Ltd Spons Adr	10	shares		820
Pfizer Inc Com	Pfizer Inc Com	200	shares		4,664
Pfizer Inc Com	Pfizer Inc Com	100	shares		2,332
Pfizer Inc Com	Pfizer Inc Com	500	shares		11,660
Pfizer Inc Com	Pfizer Inc Com	300	shares		6,996
Pfizer Inc Com	Pfizer Inc Com	82	shares		1,912
Pfizer Inc Com	Pfizer Inc Com	400	shares		9,328
Pharmacopeia Drug Di	Pharmacopeia Drug Discovery Inc Com	50	shares		178
Pharmacopeia Drug Di	Pharmacopeia Drug Discovery Inc Com	200	shares		712
Posco Spons Adr	Posco Spons Adr	310	shares		15,348
Potash Corp Sask Inc	Potash Corp Sask Inc Com	5	shares		401
Powerwave Technologi	Powerwave Technologies Inc Com	45	shares		566
Price T Rowe Group I	Price T Rowe Group Inc Com	110	shares		7,923
Procter & Gamble Co	Procter & Gamble Co Com	15	shares		868
Procter & Gamble Co	Procter & Gamble Co Com	100	shares		5,788
Procter & Gamble Co	Procter & Gamble Co Com	270	shares		15,628
Prudential Financial	Prudential Financial Inc Com	260	shares		19,029
Qualcomm Inc Com	Qualcomm Inc Com	100	shares		4,308
Qualcomm Inc Com	Qualcomm Inc Com	150	shares		6,462
Qualcomm Inc Com	Qualcomm Inc Com	65	shares		2,800
Qualcomm Inc Com	Qualcomm Inc Com	220	shares		9,478
Quality Systems Inc	Quality Systems Inc Com	70	shares		5,373
Radvision Ltd Com	Radvision Ltd Com	50	shares		829
Royal Dutch Shell Pl	Royal Dutch Shell Plc Adr Cl A	190	shares		11,683
Samaritan Pharmaceut	Samaritan Pharmaceuticals Inc Com	7,000	shares		2,800
San Diego Trust Bank	San Diego Trust Bank Com	50	shares		1,377
Sanderson Farms Inc	Sanderson Farms Inc Com	320	shares		9,770
Schering Plough Corp	Schering Plough Corp Com	1,000	shares		20,850
Sea Containers Ltd C	Sea Containers Ltd Cl A Com	1,000	shares		12,540
Sealed Air Corp Com	Sealed Air Corp Com	500	shares		28,085
Sfbc Intl Inc Com	Sfbc Intl Inc Com	50	shares		801
Sherwin Williams Co	Sherwin Williams Co Com	350	shares		15,897
Siebel Systems Inc C	Siebel Systems Inc Com	100	shares		1,057
Sierra Pac Res New C	Sierra Pac Res New Com	1,400	shares		18,256
Sirius Sat Radio Inc	Sirius Sat Radio Inc Com	5,000	shares		33,500
Sirius Sat Radio Inc	Sirius Sat Radio Inc Com	100	shares		670
Sirius Sat Radio Inc	Sirius Sat Radio Inc Com	1,850	shares		12,395
Sirius Sat Radio Inc	Sirius Sat Radio Inc Com	1,000	shares		6,700
Sirius Sat Radio Inc	Sirius Sat Radio Inc Com	200	shares		1,340

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares			Current value
Sirius Sat Radio Inc	Sirius Sat Radio Inc Com	435	shares	$	2,915
Sirna Therapeutics I	Sirna Therapeutics Inc Com	33	shares		100
Skyepharma Plc Spons	Skyepharma Plc Spons Adr Com	500	shares		4,265
Solectron Corp Com	Solectron Corp Com	1,000	shares		3,660
Sonic Automotive Inc	Sonic Automotive Inc Cl A	14	shares		312
Sonus Pharmaceutical	Sonus Pharmaceuticals Inc Com	1,500	shares		7,545
Starbucks Corp Com	Starbucks Corp Com	50	shares		1,500
Starbucks Corp Com	Starbucks Corp Com	300	shares		9,003
Starbucks Corp Com	Starbucks Corp Com	250	shares		7,503
Statoil Asa Spons Ad	Statoil Asa Spons Adr	90	shares		2,066
Status Wines Tuscany	Status Wines Tuscany Inc Com	3,000	shares		3
Stryker Corp Com	Stryker Corp Com	180	shares		7,997
Sun Microsystems Inc	Sun Microsystems Inc Com	100	shares		419
Sun Microsystems Inc	Sun Microsystems Inc Com	100	shares		419
Sun Microsystems Inc	Sun Microsystems Inc Com	2,000	shares		8,380
Synovus Finl Corp Co	Synovus Finl Corp Com	220	shares		5,942
Talx Corp Com	Talx Corp Com	34	shares		1,554
Target Corp Com	Target Corp Com	200	shares		10,994
Taser Intl Inc Com	Taser Intl Inc Com	130	shares		905
Tds Telemedicine Inc	Tds Telemedicine Inc Com	25,000	shares		200
Techlite Inc Com	Techlite Inc Com	3,000	shares		21
Technitrol Inc Com	Technitrol Inc Com	500	shares		8,550
Technitrol Inc Com	Technitrol Inc Com	250	shares		4,275
Telecom Italia Spa S	Telecom Italia Spa Spons Adr	300	shares		8,763
Telefonos De Mexico	Telefonos De Mexico S A Spons Adr	800	shares		19,744
Telik Inc Com	Telik Inc Com	1,900	shares		32,281
Teva Pharmaceutical	Teva Pharmaceutical Ind Ltd Spon Adr	210	shares		9,032
Texas Instruments In	Texas Instruments Inc Com	1,000	shares		32,070
Time Warner Inc New	Time Warner Inc New Com	200	shares		3,488
Time Warner Inc New	Time Warner Inc New Com	2,000	shares		34,880
Titan Pharmaceutical	Titan Pharmaceuticals Inc Com	900	shares		1,287
Top Tankers Inc Adr	Top Tankers Inc Adr	50	shares		615
Transmeta Corp Del C	Transmeta Corp Del Com	2,000	shares		2,260
Travelzoo Inc Com	Travelzoo Inc Com	125	shares		2,750
Turkcell Iletisim Hi	Turkcell Iletisim Hizmetleri A S Adr	50	shares		768
Tyco Intl Ltd Com	Tyco Intl Ltd Com	1,000	shares		28,860
Tyco Intl Ltd Com	Tyco Intl Ltd Com	100	shares		2,886
Tyco Intl Ltd Com	Tyco Intl Ltd Com	1,400	shares		40,404
Ubs Ag Reg Com New	Ubs Ag Reg Com New	190	shares		18,078
Unionbancal Corp Com	Unionbancal Corp Com	160	shares		10,995
Unit Corp Com	Unit Corp Com	160	shares		8,805
Unitedhealth Group I	Unitedhealth Group Inc Com	30	shares		1,864
Us Global Nanospace	Us Global Nanospace Inc Com	2,000	shares		124
Us Global Nanospace	Us Global Nanospace Inc Com	2,000	shares		124
Valero Energy Corp N	Valero Energy Corp New Com	30	shares		1,548
Vesta Insurance Grou	Vesta Insurance Group Inc Com	110	shares		110
Vitesse Semiconducto	Vitesse Semiconductor Corp Com	25,000	shares		48,000
Vodafone Group Plc S	Vodafone Group Plc S A Spons Adr	240	shares		5,153
Wachovia Corp Com	Wachovia Corp Com	210	shares		11,101
Wal-Mart Stores Inc	Wal-Mart Stores Inc Com	100	shares		4,680
Walt Disney Company	Walt Disney Company Com	5,500	shares		131,835
Walt Disney Company	Walt Disney Company Com	100	shares		2,397
Walt Disney Company	Walt Disney Company Com	1,200	shares		28,764
Wells Fargo & Co New	Wells Fargo & Co New Com	50	shares		3,141
Wells Fargo & Co New	Wells Fargo & Co New Com	200	shares		12,566
White Mountains Ins	White Mountains Ins Group Inc Com	45	shares		25,135
Winn Dixie Stores In	Winn Dixie Stores Inc Com	2,500	shares		1,960
Winn Dixie Stores In	Winn Dixie Stores Inc Com	2,000	shares		1,568
Winthrop Realty Trus	Winthrop Realty Trust Inc Reit	15,215	shares		86,421
Wrigley Wm Jr Co Com	Wrigley Wm Jr Co Com	50	shares		3,324
Xl Capital Ltd Cl A	Xl Capital Ltd Cl A	5	shares		337
Xto Energy Inc Com	Xto Energy Inc Com	190	shares		8,349
Yum! Brands Inc Com	Yum! Brands Inc Com	200	shares		9,376
Yum! Brands Inc Com	Yum! Brands Inc Com	300	shares		14,064
Zimmer Holdings Inc	Zimmer Holdings Inc Com	80	shares		5,395
					3,310,176

(Continued)

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		Current value
Employer securities:				
City National Corp *	City National Corp Com	996,747	shares	$ 72,204,353
	Total common stocks			75,514,529
Preferred stock:				
Cons Edison Co N Y	Cons Edison Co N Y 7.500% Pfd	800	shares	20,200
Sears Roebuck Accep	Sears Roebuck Accep Corp 7.400% Pfd	50	shares	1,259
	Total preferred stocks			21,459
Government and agency securities:				
US Treasury Notes	US Treasury Notes 4.875% 2/15/12	30,000	shares	30,800
US Treasury Notes	US Treasury Notes 6.125% 8/15/07	30,000	shares	30,795
	Total government and agencies			61,595
Corporate debt:				
Bank One Corp Nt	Bank One Corp Nt 6.000% 8/01/08	30,000	shares	30,785
Dresdner Bk N Y Deb	Dresdner Bk N Y Deb 7.250% 9/15/15	15,000	shares	17,177
Ford Mtr Credit Nt	Ford Mtr Credit Nt 7.250% 10/25/11	20,000	shares	17,277
Gen Dynamics Corp Nt	Gen Dynamics Corp Nt 5.375% 8/15/15	13,000	shares	13,338
	Total corporate obligations			78,577
Partnerships:				
Oppenheimer Tremont	Oppenheimer Tremont Oppty Fd Llc	83,249	shares	83,249
Suburban Propane Par	Suburban Propane Partners L P Int	300	shares	7,863
	Total partnerships			91,112
Common collective trust:				
Gartmore	Gartmore Stable Value	579	shares	11,207
	Total common/collective funds			11,207
Participant loans*	269 participant loans (various maturity dates, interest rates range from 5.00% to 10%)	6,147,789	shares	6,147,789
	Total investments			$ 270,085,016

* Party-in-interest asset

See accompanying report of independent registered public accounting firm.